Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

Control # 4879467091588831

FS SPECIALTY LENDING FUND

2025 Special Meeting

To be held Tuesday, September 2, 2025

Meeting Agenda

Not Voted

Vote by September 1, 2025 11:59 p.m. ET

FS Specialty Lending Fund has filed a joint proxy statement/prospectus and other proxy materials with the Securities and Exchange commission (SEC) in connection with the matters described herein. Investors are urged to read the proxy materials and any other relevant statements because they contain important information about the proposals. Free copies of the proxy statement/prospectus and other proxy materials are available on the SEC's website at **www.sec.gov** or at **www.fsproxy.com**.

Documents to Review Before You Vote:

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Proposal(s)

For holders as of Monday, June 30, 2025. Votes can be changed until the voting deadline.

Make your selections below.
Shares available: **0**

1. To approve the amendment of the Fund's Third Amended and Restated Declaration of Trust (the "Declaration of Trust") to eliminate Article XII of the Declaration of Trust ("Proposal 1"). ○ For ○ Against ○ Abstain

   Board Recommendation: **For**

   Reset

2. To approve the amendment of the Declaration of Trust to modify the shareholder voting standard in connection with a merger or reorganization of the Fund that has been approved by the Board of Trustees ("Proposal 2"). ○ For ○ Against ○ Abstain

   Board Recommendation: **For**

   Reset

3. To approve the Agreement and Plan of Reorganization, dated as of April 22, 2025 (the "Plan"), among the Fund, New FS Specialty Lending Fund, a Delaware limited liability company (the "Successor Fund"), and, for the limited purposes set forth therein, FS/EIG Advisor, LLC, a Delaware limited liability company and investment adviser to the Fund (the "Adviser") (the "Reorganization Proposal" and, together with Proposal 1 and Proposal 2, the "Proposals"). ○ For ○ Against ○ Abstain

   Board Recommendation: **For**

   Reset

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CUSIP: 30264D

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